UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

In respect of the issue of
U.S.$100,000,000 Step-Up Callable Fixed Rate Notes due 19 January 2027

by the European Bank for Reconstruction and Development pursuant to its
EUR 45,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated 14 January 2022

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the U.S. dollar ("U.S.$") 100,000,000 Step-Up Callable Fixed Rate Notes due 19 January 2027 (the "**Notes**") of the European Bank for Reconstruction and Development (the "**Bank**") pursuant to the Bank's EUR 45,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of an Offering Circular dated 3 July 2012, as supplemented by the Supplementary Offering Circular dated 22 July 2019 and a Pricing Supplement dated 14 January 2022 (together, the "**Offering Circular**").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Offering Circular, will constitute direct and unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Offering Circular, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. Distribution of Obligations

Further to a Purchaser's Confirmation dated 14 January 2022 (the "**Purchaser's Confirmation**") provided by Barclays Capital Inc. ("**Barclays Capital**") pursuant to a Programme Agreement dated 3 July 2012 (the "**Programme Agreement**"), Barclays Capital has agreed to purchase the Notes. The obligations of Barclays Capital are subject to certain conditions as set forth in the Purchaser's Confirmation and the Programme Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	100.00%	N/A	100.00%
Total	U.S.$100,000,000	N/A	U.S.$100,000,000

Item 4. <u>Discounts and Commissions to Sub-Underwriters and Other Dealers</u>

None.

Item 5. <u>Other Expenses of Distribution</u>

Barclays Capital has agreed to pay the fees and expenses of its own legal advisers and the fees and expenses of Cleary Gottlieb Steen & Hamilton LLP, legal advisers to the Bank in connection with the necessary United States filing, as set forth in the Purchaser's Confirmation.

Item 6. <u>Application of Proceeds</u>

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations as described in the Offering Circular.

Item 7. <u>Exhibits</u>

(a)   The Deed of Covenant dated 3 July 2012.*

(b)   Copy of an opinion of counsel as to the legality of the Notes dated 3 July 2012.*

(c)   (i)   The Programme Agreement dated 3 July 2012.*
         (ii)   The Purchaser's Confirmation dated 14 January 2022.
         (iii)   The Agency Agreement dated 3 July 2012.*

(d)   (i)   The Offering Circular dated 3 July 2012.*
         (ii)   The Supplementary Offering Circular dated 22 July 2019.**
         (iii)   The Pricing Supplement dated 14 January 2022.

---

* Previously filed with the Securities and Exchange Commission on 17 July 2012.
** Previously filed with the Securities and Exchange Commission on 27 August 2019.

BARCLAYS

745 7TH AVENUE
NEW YORK NY 10019

Tel 212-412-3340
barclays.com

PURCHASER'S CONFIRMATION

14 January 2022

To: European Bank for Reconstruction and Development

Attn: Stefan Filip

European Bank for Reconstruction and Development (the "Issuer")
U.S.$100,000,000 Step-up Callable Fixed Rate Notes due 19 January 2027 (the "Notes") issued pursuant to the European Bank for Reconstruction and Development EUR 45,000,000,000 Global Medium Term Note Programme for the issue of notes

Dear Sirs,

We hereby confirm the following agreement for the issue to us of Notes under the above Programme pursuant to the terms of issue set out in the Pricing Supplement relating to the Notes.

We confirm that:

(i) We agree to pay:

(a) the fees and expenses of our legal advisers; and

(b) the fees and expenses of Cleary Gottlieb Steen & Hamilton LLP, legal advisers to the Issuer in connection with the necessary United States filing.

(ii) In addition we confirm that the provisions of Clause 3.2.6 of the programme agreement dated 3 July 2012 (the "**Programme Agreement**") will not apply in relation to this issue of Notes.

(iii) In order to permit the Issuer to file with the U.S. Securities and Exchange Commission the report required by 17 C.F.R. § 290.3 no later than the date of this agreement, we confirm that Notes are expected to be offered or sold in the United States.

The net proceeds of the issue are U.S.$100,000,000.00 which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement.

Upon issue the Notes should be credited to our account with DTC account number 7256.

Please confirm your agreement to the terms of issue by signing and sending back to us a copy of the Pricing Supplement relating to the Notes.

For: Barclays Capital Inc.



Manish Saraf, Managing Director

By: ....
Delegated signatory

UK MiFIR product governance / Professional investors and ECPs target market only:

Solely for the purposes of the manufacturer's product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is only eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook ("**COBS**"), and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 ("**EUWA**") ("**UK MiFIR**"); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a "**distributor**") should take into consideration the manufacturer's target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the "**UK MiFIR Product Governance Rules**") is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer's target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, the expression "**manufacturer**" means the Dealer.

European Bank for Reconstruction and Development (the "**Issuer**") does not fall under the scope of application of UK MiFIR. Consequently, the Issuer does not qualify as an "investment firm", "manufacturer" or "distributor" for the purposes of UK MiFIR.

14 January 2022

PRICING SUPPLEMENT

European Bank for Reconstruction and Development
USD 100,000,000 Step-up Callable Fixed Rate Notes due 19 January 2027 (the "Notes")
issued pursuant to the European Bank for Reconstruction and Development EUR
45,000,000,000 Global Medium Term Note Programme for the issue of notes

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 3 July 2012, as supplemented by the Supplementary Offering Circular dated 22 July 2019 (together, the "**Offering Circular**"). This Pricing Supplement must be read in conjunction with such Offering Circular. Full information on the Notes is only available on the basis of the combination of this Pricing Supplement and the Offering Circular. The Offering Circular is available for viewing and copies may be obtained from the Issuer at One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	United States Dollar ("**USD**")
2	Nominal Amount:	USD 100,000,000
3	Type of Note:	Fixed Rate
4	Issue Date:	19 January 2022
5	Issue Price:	100.00 per cent. of the Nominal Amount
6	Maturity Date:	19 January 2027, subject to the Redemption at Issuer's option provisions below

7	Fungible with existing Notes:	No

FORM OF THE NOTES

8	Form of Note:	Registered
9	New Global Note:	No
10	Specified Denomination(s):	USD 10,000 and integral multiples of USD 1,000 in excess thereof
11	Exchange of Bearer Notes:	Not Applicable
12	(a) Talons for future Coupons to be attached to definitive Bearer Notes:	Not Applicable
	(b) Date(s) on which the Talons mature:	Not Applicable
13	(a) Depositary for and registered holder of Registered Global Note:	Registered Global Note to be deposited with, or on behalf of, DTC and registered in the name of Cede and Co. as nominee for DTC.
	(b) Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances described on page 42 of the Offering Circular.

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:	No

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:	Issue Date
16	Fixed Rate Notes:	Applicable
	(a) Fixed Rate of Interest:	From, and including, the Interest Commencement Date to, but excluding, 19 January 2024, 1.25 per cent. per annum; and
		from, and including, 19 January 2024 to, but excluding the Maturity Date, 2.35 per cent. per annum,
		in each case payable annually in arrear.
	(b) Fixed Interest Dates:	19 January and 19 July in each year, from and including 19 July 2022, up to and including the Maturity Date, subject to the Redemption at the Issuer's option provisions below.
	(c) Initial Broken Amount per Specified Denomination:	Not Applicable
	(d) Final Broken Amount per Specified Denomination:	Not Applicable

	(e)	Fixed Day Count Fraction:	30/360
	(f)	Business Day Convention:	Modified Following Business Day Convention
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies and, for the avoidance of doubt, New York City shall be the principal financial centre. London shall be an additional business centre.
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
17		Zero Coupon Notes:	Not Applicable
18		Floating Rate Notes and Indexed Notes:	Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19		Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies and, for the avoidance of doubt, New York City shall be the principal financial centre. London shall be an additional business centre.
20		Dual Currency Notes:	Not Applicable
21		Physically Settled Notes:	Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	Yes

The Issuer has the right to redeem the Notes (in whole but not in part) on an Optional Redemption Date (as defined below) at the Optional Redemption Amount (as defined below) by giving notice to the Agent of such redemption not less than five (5) Business Days (as defined below) prior to the relevant Optional Redemption Date.

The Agent shall give notice of such redemption to the holders of the Notes as soon as practicable, but in any event not later than two (2) Business Days thereafter in accordance with Condition 5(b) (except that the timing of such notice as referred to therein shall be amended as set out above).

Where:

"**Business Day**" means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in London and New York City.

"**Optional Redemption Amount**" means in respect of each Note, 100.00 per cent. per Specified Denomination.

"**Optional Redemption Date**" means 19 January 2024, subject to adjustment in accordance with the Modified Following Business Day Convention.

	(b)	Redemption at Noteholder's option:	No
23	(a)	Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100.00 per cent. per Specified Denomination
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24		Instalment Note:	Not Applicable
25		Early Redemption Amount for each Note payable on an event of default:	Condition 5(d) applies

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Non-Syndicated
27	If Syndicated, names and addresses of Managers or, if Non-Syndicated name and address of Dealer:	Barclays Capital Inc. 745 7TH AVENUE NEW YORK NY 10019
28	Date of Syndication Agreement:	Not Applicable
29	Stabilising Manager:	Not Applicable
30	Additional selling restrictions:	Not Applicable
31	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Not Applicable
32	Intended to be held in a manner which would allow Eurosystem eligibility:	No
33	Common Code:	243286328
	ISIN Code:	US29874QER11
	CUSIP Number:	Not Applicable

34	Listing:	Not Applicable
35	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not Applicable
36	Additional Information:	Not Applicable
37	Total Commissions:	Not Applicable

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement other than the information contained under the heading "UK MiFIR product governance / Professional investors and ECPs target market only".

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....

Authorised signatory

PART B – OTHER INFORMATION

1   **LISTING**

Not Applicable

2   **RATINGS**

The Issuer and/or its debt obligations have been assigned an AAA credit rating from S&P Global Ratings Europe Limited ("**S&P**"), an Aaa credit rating from Moody's Investors Service Limited ("**Moody's**") and an AAA credit rating from Fitch Ratings Ltd. ("**Fitch**"). As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

3   **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as discussed in the section headed "Subscription and Sale" in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4   **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

| (i) | Reasons for the offer | The net proceeds of the issue of the Notes will be included in the ordinary capital resources of the Issuer and used in its ordinary operations. |

(ii)   Estimated net proceeds: USD 100,000,000

(iii)   Estimated total expenses: £10,000

5   **YIELD**

Indication of yield: 1.25 per cent. per annum.

As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

6   **HISTORIC INTEREST RATES**

Not Applicable

7   **PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

8   PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Not Applicable